Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

May 25, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 517

Ladies and Gentlemen:
Included herewith for filing on behalf of the Trust, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, is one copy of Post‑Effective Amendment No. 517 to the Trust’s Registration Statement on Form N‑1A (“Amendment”). The Amendment are being filed for the purpose of adding one new series to the Trust: Global X E-commerce ETF.
Prior to the effective date of the Amendment, the Registrant intends to file a subsequent post-effective amendment pursuant to Rule 485(b) under the 1933 Act for the purposes of: (i) responding to any comments conveyed by the staff of the U.S. Securities and Exchange Commission on the Amendment; and (ii) updating financial and certain other information contained in the prospectus and the statement of additional information.
The Trust respectfully requests that the Staff furnish the Trust with any comments it may have as soon as reasonably practicable. Please do not hesitate to call me at (202) 507-5154 if you have any questions regarding the foregoing. Thank you for your attention to this matter.
Sincerely,
/s/ Eric S. Purple
Eric S. Purple